UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145
SCHEDULE 13D	Expires: February 28, 2009
(Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)	Estimated average burden hours per response. . 14.5

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )*

Given Imaging Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per share
(Title of Class of Securities)

M52020100
(CUSIP Number)

Michael R. Murphy Discovery Group I, LLC 191 North Wacker Drive Suite 1685 Chicago, Illinois 60606 Telephone Number: (312) 265-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M52020100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,175,294

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,175,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. M52020100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,175,294

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,175,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. M52020100

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,175,294

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,175,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. M52020100

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 1,175,294

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 1,175,294

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
This statement relates to the Ordinary Shares, par value NIS 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd., an Israeli corporation (the “Company”), which has its principal executive offices at Hermon Building, New Industrial Park, Yoqneam 20692, Israel.
Item 2.	Identity and Background

This statement is being jointly filed by the following persons (the “Reporting Persons”):

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Discovery Group I, LLC (“Discovery Group”) is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, that is primarily engaged in the business of investing in securities on behalf of institutional clients.

Daniel J. Donoghue is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Michael R. Murphy is a Managing Member of Discovery Group and of various related entities, which is his principal occupation.

Both Mr. Donoghue and Mr. Murphy are United States citizens.

The business address of each of the Reporting Persons is 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606.

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration
The total purchase price for the 1,175,294 Ordinary Shares beneficially owned by the Reporting Persons as of September 30, 2013 was approximately $22,372,050. The source of such funds was the assets of Discovery Equity Partners, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Discovery Equity Partners with a broker on customary terms and conditions. Discovery Equity Partners is the legal owner of all of the Ordinary Shares beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Ordinary Shares reported herein as part of their investment activities on behalf of Discovery Equity Partners.  The Reporting Persons acquired the Ordinary Shares reported herein because they believe that the trading prices of the Ordinary Shares do not adequately reflect the potential value of the Company’s underlying business and assets.

On September 30, 2013, Discovery Group sent a letter to the Board of Directors of the Company (the “Board”). The letter relates to the Reporting Persons’ recommendations that the Board (1) implement a $50 million share repurchase or dividend to take advantage of Israel’s expiring “Trapped Profits Law” and (2) pursue a subsequent sale of the Company to a larger strategic buyer that will recognize the Company’s inherent strengths and value. The description of this aforementioned letter of Discovery Group contained in the Schedule 13D is qualified in its entirety by reference to the full text of such letter, which is included in Exhibit 1 to this Schedule 13D.

The Reporting Persons intend to review and evaluate their investment in the Ordinary Shares on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Ordinary Shares.  As a part of such review and evaluation, the Reporting Persons have held and may in the future hold discussions with the Company’s management and directors, other shareholders and other interested parties.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 31,656,216 Ordinary Shares reported outstanding as of September 2, 2013 in the Company’s Proxy Statement on Form 6-K for the month of September 2013.

Discovery Equity Partners beneficially owns 1,175,294 Ordinary Shares as of September 30, 2013, which represents 3.7% of the outstanding Ordinary Shares.

Discovery Group beneficially owns 1,175,294 Ordinary Shares as of September 30, 2013, which represents 3.7% of the outstanding Ordinary Shares.

Mr. Donoghue beneficially owns 1,175,294 Ordinary Shares as of September 30, 2013, which represents 3.7% of the outstanding Ordinary Shares.

Mr. Murphy beneficially owns 1,175,294 Ordinary Shares as of September 30, 2013, which represents 3.7% of the outstanding Ordinary Shares.

Discovery Group is the sole general partner of Discovery Equity Partners.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the Ordinary Shares owned by Discovery Equity Partners.

The transactions in Ordinary Shares effected by the Reporting Persons during the past 60 days are set out in Exhibit 2 hereto.

No person other than Discovery Equity Partners is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Ordinary Shares reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and Discovery Equity Partners, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 3 to this Schedule 13D, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Letter dated September 30, 2013 of Discovery Group to the Board of Directors of the Company.
Exhibit 2: List of transactions effected by the Reporting Persons in the Company’s Ordinary Shares during the 60-day period preceding this filing.
Exhibit 3: Joint Filing Agreement dated as of October 1, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 4: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
Exhibit 5: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2013
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title
Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title
Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Letter dated September 30, 2013 of Discovery Group to the Board of Directors of the Company.

Exhibit 2	List of transactions effected by the Reporting Persons in the Company’s Ordinary Shares during the 60-day period preceding this filing.

Exhibit 3	Joint Filing Agreement dated as of October 1, 2013, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 4	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 5	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.